

Mail Stop 4561

June 4, 2010

Sean Bowen
Senior Vice President and General Counsel
FleetCor Technologies, Inc.
655 Engineering Drive, Suite 300
Norcross, GA 30092-2830

> **Re: FleetCor Technologies, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 20, 2010**
> **File No. 333-166092**

Dear Mr. Bowen:

We have reviewed your filing and have the following comments.

<u>General</u>

1.   We refer to prior comment 3, and reissue that comment in part. We are unable to concur with your position that you have provided support for the following statements:

- There is less data available on the Latin American and Asian fleet card markets; however, we believe based on information available to us from a variety of sources, that commercial fleets in these markets will likely represent a significant, long-term growth opportunity.

- FleetCor is a leading independent global provider of specialized payment products and services to commercial fleets, major oil companies and petroleum marketers.

- Based on our analysis of data from a variety of sources, we believe small and medium commercial fleets represent our greatest opportunity for growth.

- Based on our analysis of data from several sources, we believe there were approximately 68 million fleet vehicles in 30 European countries in 2007.

Please provide us with the documentation you cite in support of these statements. Please also tell us whether you commissioned any of the referenced sources.

Management's discussion and analysis of financial condition and results of operations

Critical Accounting Policies and Estimates

Stock-based compensation, page 67

2.   We note your response to prior comment 11. Explain why the fair value of your shares of common stock increased from $25 in April 2009 to $45 in December 2009. Tell us and disclose the significant events between these two data points that explain why the value has significantly increased.

Contractual Obligations, page 70

3.   Revise to include the securitization facility. In addition, ensure that your liquidity discussion of this facility adequately addresses the implication of selling undivided interest in the pool of receivables to a multi-seller, asset-backed commercial paper conduit. In this regard, you should disclose the continual availability of the Conduit to fund the facility.

Management

Director Qualifications, page 89

4.   The disclosure you have added in response to prior comment 2 and Item 401(e) of Regulation S-K does not appear to be sufficiently specific. In fact, disclosure relating to four of the six outside directors is identical, and disclosure relating to the other two is similar. Furthermore, this disclosure in effect merely recasts the business histories already contained in the director biographies. Please revise your disclosure to provide particular and specific descriptions of the qualifications, attributes or skills that qualify each director to serve. Refer to Question 116.05 of our Compliance & Disclosure Interpretations relating to Regulation S-K for guidance.

Principal and Selling Stockholders, page 115

5.   We refer to prior comment 25, and reissue that comment in part. Please identify, by name, the directors that share voting and/or investment power with respect to the shares held by Wm. B. Reily & Company. Please also disclose all persons who, directly or indirectly, have or share voting and/or investment power with respect to the shares held by the Bain Capital Entities, rather than indicating that certain persons "may be deemed" to have shared voting or dispositive power over the shares. See Instruction 2 to Item 403 of Regulation S-K and Rule 13d-3 under the Exchange Act.

Certain Relationships and Related Party Transactions

Policies and Procedures with Respect to Related Party Transactions, page 121

6.   We note your response to prior comment 30. However, you do not appear to have disclosed the standards to be applied pursuant to your policies and procedures with respect to transactions with related persons. Please describe these standards, or, if you do not currently have such standards, disclose how the audit committee will in fact evaluate these transactions. See Item 404(b)(1)(ii) of Regulation S-K.

Consolidated balance sheets, page F-3

7.   We note your response to prior comment 32. We believe that since the conversion will result in a material reduction of earnings applicable to common shareholders a pro forma earnings per share should be shown.

4. Preferred stock transactions, page F-17

8.   We note your response to prior comment 38. Revise to disclose that if the offering price is greater than $45 per share the Series E preferred stock dividends will be forgiven. Please clarify whether the "conversion formula" outlined in your response applies to the entire proceeds or to the accrued dividends only. Tell us your consideration of accounting for the contingent conversion feature under ASC 470-20-35-1. In addition, ensure that your disclosures comply with ASC 505-10-50-6 and 7.

3. Accounts receivable, page F-38

9.   We note your response to prior comment 35. Tell us whether the portfolio purchased in 2007 represents user card balances (e.g., credit or charge card balances). Tell us whether these accounts remain in the special-entity as of January 1, 2009 subsequent to the adoption of ASU No. 2009-17. If so, tell us whether these receivables would be considered held-for-investment.

7. Notes payable, credit agreements and securitization facility, page F-43

10.   Revise to disclose the relevant terms of the securitization facility.

*   *   *   *   *

If you have questions or comments on the financial statements and related matters, please contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or, if you require additional assistance, you may contact Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488. Please contact Michael F. Johnson, Staff Attorney, at (202) 551-3477 with any other questions. If you require further assistance, you may contact me at (202) 551-3503.

Sincerely,

David L. Orlic
Attorney-Advisor

cc: Via Facsimile (404) 572-5100
        Alan J. Prince, Esq.
        King & Spalding LLP